Exhibit 6.11

Date: May 23,2018

Mr. Mark Russell, HyperSciences, Inc.

1314 S. Grand Blvd. Suite 2-133 Spokane,WA 99202 Tel:+1-509-994-8577

Email: mark@hypersciences.com

Dear Mr. Russell,

It is my pleasure to enter into this Letter of Intent on behalf of Shell International Exploration and Production Inc. (SIEP) in support of HyperScience's proposed Joint Industry Project (JIP) intended to mature the Hyperdrill technology for hard rock drilling applications. We look forward to working with HypeSciences to realize this promising technology in the market place. Subject to agreement on the terms and conditions of the cooperation agreement, Shell International Exploration and Production intends to contribute a sum of US$250,000 in support of Phase-I of the JIP. Our past investment through GameChanger combined with our global footprint and deep subsurface and drilling expertise make us a natural partner in this endeavor.

LETTER OF INTENT

For

Joint Industry Project – HyperDrill™

This non-binding Letter of Intent is presented to Shell International E&P Inc. (“Participant”) in connection with HyperSciences, Inc. (“HSI”) Joint Industry Project Proposal for HSI’s HyperDrill™ technologies dated May 2018 (the “Proposal”). The information, goals, timelines, and resource estimates described in the Proposal are hereby incorporated into this Letter of Intent. Participant and HSI are referred to herein collectively as the “Parties”.

1.

Non-Binding Effect.  This non-binding Letter of Intent summarizes the principal terms for the Parties’ participation in the Proposal. Except with regard to the confidentiality obligations in Section 9 below and the Parties’ agreement to negotiate in good faith, no legally binding obligations are created by this Letter of Intent nor will be created until definitive agreements are executed and delivered by the Parties. This Letter of Intent is not a commitment to participate in the JIP described in the Proposal and is conditioned on the completion of due diligence and documentation that is satisfactory to both Parties.

2.

Participant’s Intent.  By signing below, Participant, through its authorized representative, hereby indicates Participant’s intent to negotiate in good faith and enter into agreement with HSI to contribute $250,000, (beyond HSI’s previous Shell GameChanger™ awards) in order to participate in the JIP Phase I described in the Proposal on the terms outlined below.

3.

Right of First Order.  Upon commercial release of the HyperDrill™ system and for a period of two (2) years from such date, Participant and any other participant in the JIP described in the Proposal will have the first right to order the HyperDrill™ system ahead of any third parties.

4.

Pricing.  Participant will receive most-favored customer pricing on the HyperDrill™ system.

5.

Supply Guarantee.  HSI will make a continuity-of-supply guarantee to Participant at commercially acceptable terms.

6.

Payments to Participant.  HSI will pay an annual fee to Participant, on commercially reasonable and mutually agreeable terms and conditions, based on revenue received by HSI from sales of the HyperDrill™ system, with payments ceasing once Participant receives two times its payments to HSI.

7.

Publicity.  Participant may share in the publicity of the HyperDrill™ system.

8.

Equity Investment.  No equity investment required into HSI, but HSI requests access and an opportunity to present to any venture funds in which Participant is involved.

9.

Confidentiality.  The confidentiality agreement entered into between the Parties shall remain binding upon the Parties, and Participant hereby further agrees to maintain the confidentiality of the Proposal pursuant to the terms of such confidentiality agreement between the Parties.

10.

Governing Law; Entire Agreement.  This Letter of Intent shall be governed by the laws of the State of Washington, except with regard to its conflict of laws principles. This Letter of Intent, including the Proposal, constitutes the entire understanding between Participant and HyperSciences, Inc. with regard to the subject matter hereof.

DATED this 23rd day of May, 2018.